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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION RULE 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             SCOR U.S. CORPORATION
                           (Name of Subject Company)

                             SCOR U.S. CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.30 PER SHARE
                         (Title of Class of Securities)

                                   784027104
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JOHN T. ANDREWS, JR.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              2 WORLD TRADE CENTER
                         NEW YORK, NEW YORK 10048-0178
                           TELEPHONE: (212) 390-5200
 (Name, address (including zip code) and telephone number (including area code)
         of person authorized to receive notices and communications on behalf of the persons filing statement)

                            ------------------------

                                    COPY TO:
                             PHILLIP R. MILLS, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 450-4000

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is SCOR U.S. Corporation (the "Company"). The address of the principal executive offices of the Company is Two World Trade Center, New York, New York 10048-0178. The title of the class of equity securities to which this Statement relates are the shares of the common stock, par value $.30 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer made by SCOR S.A., societe anonyme organized under the laws of The French Republic ("Parent"), to purchase all outstanding Shares not currently beneficially owned directly or indirectly by Parent at a price of $15.25 per Share (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as exhibits hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on November 9, 1995. The address of the principal executive offices of Parent, as reported in the Schedule 14D-1, is 1 Avenue du President Wilson, 92074 Paris La Defense Cedex, France.

    The offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 1995, as amended (the "Merger Agreement"), among Parent, the Company and SCOR Merger Sub Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"). The Merger Agreement provides, among other things, that upon the terms and subject to the conditions thereof, and in accordance with the provisions of the General Corporations Law of the State of Delaware (the "DGCL") and the Restated Certificate of Incorporation (the "Restated Certificate") and By-Laws of the Company, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain other conditions, with each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company or held by any wholly-owned subsidiary thereof and Shares held by Parent or any of its subsidiaries, which shall be canceled and extinguished without any conversion thereof and without any payment made with respect thereunto, and other than Dissenting Shares (as defined below)) being, by virtue of the Merger and without any action on the part of the holder thereof, converted into the right to receive an amount in cash, without interest, equal to the Offer Price.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement are set forth in Item 1 above.

    (b) Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements or understandings (other than in the ordinary course of business), or any potential or actual conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or its executive officers, directors or affiliates.

  Interests of Special Committee

    On September 28, 1995, the Board of Directors of the Company (the "Board" or "Board of Directors") created a special committee comprised of those directors who are not officers of Parent or the Company or any affiliate of either of them (the "Special Committee") to consider and make recommendations with respect to the Proposal (as defined below). The members of the Special Committee are John
R. Cox, Raymond H. Deck, Michel J. Gudefin, Richard M. Murray, John

W. Popp, David J. Sherwood and Ellen E. Thrower. Mr. Sherwood serves as Chairman and Mr. Cox serves as Vice Chairman of the Special Committee.

    Mr. Cox currently serves as a Director of the Company and has been Director of the Company since 1994. Mr. Cox beneficially owns 1,000 Shares.

    Mr. Deck currently serves as a Director of the Company and has been a Director of the Company since 1986. Mr. Deck beneficially owns 7,100 Shares.

    Mr. Gudefin currently serves as a Director of the Company and has been a Director of the Company since 1990. Mr. Gudefin beneficially owns 18,000 Shares.

    Mr. Murray currently serves as a Director of the Company and has been a Director of the Company since 1990. Mr. Murray beneficially owns 3,000 Shares.

    Mr. Popp currently serves as a Director of the Company and has been a Director of the Company since 1990. Mr. Popp beneficially owns 1,000 Shares.

    Mr. Sherwood currently serves as a Director of the Company and has been a Director of the Company since 1987. Mr. Sherwood beneficially owns 1,100 Shares.

    Ms. Thrower currently serves as a Director of the Company and has been a Director of the Company since 1995. Ms. Thrower beneficially owns no Shares.

    In consideration of the services rendered on the Special Committee, the members of the Special Committee each received $1,000.00 for attendance at each meeting of the Special Committee. Mr. Sherwood will be receiving an annual retainer fee, which is to be determined, for serving as Chairman of the Special Committee.

  Interests of Certain Persons

    Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers or affiliates are described at pages 5 through 26 of the Company's Proxy Statement dated April 28, 1995 relating to its 1995 Annual Meeting of Stockholders (the "1995 Proxy Statement"). A copy of the 1995 Proxy Statement is attached as an exhibit hereto and the portions thereof referred to herein are incorporated herein by reference.(1)

    The Company has granted options to purchase Shares to key executives, directors and key employees under the Company's 1986 Stock Incentive Plan for Key Executives, the Company's 1990 Stock Option Plan for Directors and the Company's 1991 Stock Option Plan for Key Employees, respectively. See "The Merger Agreement--Certain of the Covenants of the Company and Parent" under Item 3(b) below for a description of the treatment of employee stock options in the Merger.

    Jacques P. Blondeau has served as Chairman of the Board of Directors of the Company since September 30, 1994 and as a Director of the Company since 1988. Mr. Blondeau is also Chairman of SCOR Reinsurance Company ("SCOR Re"). Mr. Blondeau serves as a Trustee of the Voting Trust as described below that holds the stock of SCOR Re on behalf of the Company. Mr. Blondeau is Chairman of the Board and Chief Executive Officer of Parent. Mr. Blondeau was President--

------------

(1) The following are corrections to information contained in the 1995 Proxy
    Statement: (1) the bonus of Nolan E. Asch, Senior Vice President and Chief Actuary of the Company, for 1992 as listed on page 11 of the 1995 Proxy Statement was $20,000, not $0 as indicated therein; and (2) the expiration date for the 9,071 options of Mr. Asch listed on page 13 of the 1995 Proxy Statement is December 2, 2004, not November 30, 2004 as indicated therein.

Operations of Societe Commercial de Reassurance ("SCOR Paris") from 1988 until 1990. Serge M.P. Osouf has served as Vice Chairman of the Board of Directors of the Company and SCOR Re since September 30, 1994, and has been a Director of the Company since September 1993, and of SCOR Re since December 1991. Mr. Osouf serves as the General Manager of Parent and Chairman of SCOR Vie, a subsidiary of Parent. Patrick Peugeot has served as a Director of the Company since 1983 and of SCOR Re since 1985. Mr. Peugeot is also a Voting Trustee of SCOR Re. Mr. Peugeot had served as Chairman of the Board and Chief Executive Officer of Parent from 1989 until 1994 and of SCOR Paris from 1983 until 1990. Francois Reach has served as a Director of the Company since March 1989 and of SCOR Re since June 1994. Mr. Reach has served as Chairman and Chief Executive Officer of REAFIN, the finance company subsidiary of Parent since October 1994. Mr. Reach has served as Deputy General Manager of Parent since October 1994.

    As of October 31, 1995, all executive officers and directors of the Company as a group beneficially owned an aggregate of 82,161 Shares and held stock options to purchase 815,900 Shares. Together, such Shares and Shares purchasable upon exercise of such stock options aggregate approximately 4.94% of the 18,170,971 Shares outstanding on October 31, 1995. If the transaction is consummated, such persons will receive an aggregate of $1,252,955.25 in cash for their Shares and, in addition, an aggregate of $2,728,528.375 in respect of the cash-out of their stock options. See "The Merger Agreement" below for a discussion of the treatment of stock options in the Merger.

    The following table sets forth, as of October 31, 1995, the number of Shares and stock options owned by, and the aggregate amounts to be received by, each executive officer and director of the Company and Parent who owns any Shares or stock options and all executive officers and directors as a group pursuant to the transaction (after giving effect to the payments to be made in respect of Shares and stock options, but without taking into account such individuals' cost bases in their Shares, pursuant to the terms of the Merger Agreement). Other than the individuals named below, no executive officer or director of the Company or Parent owns any Shares.

                                                                     TOTAL
                                      SHARES                      CASH AMOUNT
                                   BENEFICIALLY    OUTSTANDING       TO BE
    NAME                              OWNED          OPTIONS        RECEIVED
---------------------------------- ------------    -----------    ------------

Louis Adanio......................    10,409          36,480      $262,339.75
John T. Andrews, Jr...............       -0-         109,000       284,750.00
Nolan E. Asch.....................    14,188          61,671       356,334.875
Jacques P. Blondeau...............       -0-         102,000       328,278.00
John R. Cox.......................     1,000           6,000        45,250.00
Jeffrey D. Cropsey................     4,552          13,000       150,668.00
Raymond H. Deck...................     7,100          18,000       160,400.00
John D. Dunn, Jr..................       -0-          25,000       126,250.00
Francis J. Fenwick................       -0-           7,800        48,750.00
Howard B. Fischer.................     4,412          31,760       156,743.00
Linda J. Grant....................       100          15,300        53,650.00
Michel Gudefin....................    18,000          18,000       326,625.00
Jerome Karter.....................       -0-         166,000       560,300.00
Dominique LaVallee................     1,400          19,000        83,850.00
Jean Masse........................       -0-           6,000        39,375.00
Richard M. Murray.................     3,000          18,000        97,875.00
Serge M.P. Osouf..................       -0-          13,000        74,500.00
Patrick Peugeot...................    15,900          95,789       584,395.00
John W. Popp......................     1,000          18,000        67,375.00
Francois Reach....................       -0-           6,000        30,000.00
Robert D. Sawicki.................       -0-           9,100        56,875.00
David J. Sherwood.................     1,100          18,000        68,900.00
Ellen E. Thrower..................       -0-           3,000        18,000.00

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    The Merger Agreement provides for the indemnification of the current and former directors and officers of the Company from and after the Effective Time (as defined below), and the maintenance of a policy of directors' and officers' liability insurance for a period of six years after the Effective Time. See "The Merger Agreement--Certain of the Covenants of the Company and Parent" below. The directors, officers and employees of the Company may be indemnified against certain actions, claims and liabilities pursuant to the Company's By-Laws.

  Indemnification

    The Restated Certificate and the By-Laws contain provisions which state that no director shall be personally liable to the Company or its stockholders for monetary damages with respect to claims by the Company or the stockholders for breaches of fiduciary duty as a director. The provisions do not limit director liability for monetary damages (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of Title 8 of the DGCL (i.e., unlawful dividends or other unlawful payments) or (d) for any transaction from which the director derived an improper personal benefit.

    The By-Laws of the Company provide that each director and each officer or former director or officer of the Company or each person who may have served at the Company's request as a director or officer of another corporation in which the Company owned shares of capital stock or of which the Company is a creditor, may be indemnified by the Company against liabilities imposed upon such director or officer and expenses reasonably incurred by such director or officer in connection with any claim made against such director or officer, or any action, suit or proceeding to which such director or officer may be a party by reason of such person being, or having been, a director or officer of the Company, and against such sums as independent counsel selected by the Board of Directors shall deem reasonable payment made in settlement of any such claim, action, suit or proceeding primarily with a view of avoiding expenses of litigation; provided, however, that no director or officer shall be indemnified with respect to matters as to which such director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in performance of duty, or with respect to any matters which such indemnification would be against public policy. Such indemnification is in addition to any other rights to which directors or officers may be entitled.

    The Company, its directors and its officers are covered under a Directors and Officers Insurance Including Company Reimbursement Policy (the "D&O Insurance") effective for the period from June 22, 1995 to June 22, 1996. Pursuant to the policy, the insurer agreed (1) to pay on behalf of the Company's directors and officers loss from certain claims arising from such directors' or officers' wrongful acts, except for any loss which the Company pays to or on behalf of such directors or officers as indemnification and (2) to reimburse the Company for loss from certain claims which the Company pays to or on behalf of the directors or officers as indemnification.

  Contracts and Transactions between the Company and Parent.

    Ownership of the Company. Parent currently owns approximately 80% of the outstanding Shares and therefore has the ability to control the Company through the election of a majority of the Board and voting at meeting of stockholders. Six of the thirteen members of the Board also serve as directors and/or officers of Parent, its subsidiaries or affiliates or are officers of the Company ("Affiliated Directors").

    Share Repurchases. On November 2, 1994, Parent acquired directly from certain of the Company's Executive Officers 82,000 Shares at the then prevailing market price of $11.125 per Share, specifically: 44,000 Shares from John T. Andrews, Jr., Senior Vice President, General Counsel and Secretary; 9,071 Shares from Nolan E. Asch, Senior Vice President and Chief Actuary;

3,929 Shares from R. Daniel Brooks, Senior Vice President; and 25,000 Shares from Jerome Karter, President and Chief Executive Officer. Each of these senior officers had, at the request of the Company, voluntarily agreed not to sell any Shares held by them in connection with the privately placed offering of convertible subordinated debentures of the Company in 1993, and were prevented from selling during certain other periods thereafter in accordance with Company policy. The proceeds from these sales to Parent were applied exclusively to reduce indebtedness of the sellers to the Company. In addition, on November 2, 1994, under the Company's Stock Incentive Plan for Key Employees, the Company granted to each of such officers options to purchase a corresponding number of Shares at an exercise price of $11.125 per Share, which was equal to the per share market price on that date.

    Loan Agreement. On October 2, 1995, the Company, as borrower, entered into a Loan Agreement with Parent, as lender, which provides for a term loan to the Company of a principal sum of $20 million from Parent. The term of the loan is one year commencing on October 2, 1995 and is subject to renewal for an additional term of one year at the option of the Company. The interest rate for the loan during any three month interest period is the rate equal to 0.2% plus the applicable three month London Interbank Offered Rate. Interest is payable two days prior to the end of each three month interest period. The proceeds of the loan are restricted to the repayment of, or the repayment of indebtedness incurred in respect of the repayment of, a bank financing obtained by the Company. In October 1995, the Company borrowed $20 million under this loan agreement.

    Credit Agreement. As of November 2, 1995, the Company had outstanding $75,950,000 aggregate principal amount of 5 1/4% Convertible Subordinated Debentures due April 1, 2000 (the "Debentures"), which were issued by the Company on March 29, 1993 at a price equal to the principal amount thereof through a private offering. The Debentures are not redeemable by the Company prior to April 3, 1996, and outstanding Debentures are currently convertible into approximately 2.99 million Shares at a conversion price of $25.375 per Share. Under the terms of the indenture pursuant to which the Debentures were issued (the "Indenture"), in the event that Parent beneficially owns, after giving effect to the purchase of Shares pursuant to the Offer or the acquisition of Shares pursuant to the Merger, in excess of 90% of the outstanding Shares (a "Repurchase Event"), the holders of the Debentures shall have the right to require the Company to repurchase the Debentures at a repurchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the date of such repurchase, which date shall be 45 days after the date on which the Company notifies the holders of the Debentures of such Repurchase Event.

    On January 24, 1995, the Company, as borrower, entered into a Credit Agreement (the "Credit Agreement") with Parent, as lender. The Credit Agreement provides that during term of the Credit Agreement (the "Revolving Credit Period"), which is five years, the Company may borrow amounts from time to time from Parent, which amounts in the aggregate at any one time do not exceed $20 million. During the Revolving Credit Period, the Company may borrow, repay or prepay any loans under the Credit Agreement subject to the terms thereof. The interest rate on each loan during any three month interest period is the rate equal 0.5% plus the applicable three month London Interbank Offered Rate. Interest is payable at the end of each three month interest period unless added to the outstanding principal balance of such loan at the option of the Company. The proceeds of the Credit Agreement are restricted to the repurchase of the Debentures in the market or the repayment of any debt incurred in order to repurchase Debentures. In addition, Parent may provide or arrange financing necessary for the Company to satisfy its obligation to repurchase Debentures in accordance with the terms of the Indenture.

    Retrocession Agreements. SCOR Re, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, SCOR Re has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Since a reinsurer remains liable to a ceding company with respect to any risk subject to a retrocession agreement, such retrocessionaires are subject to an initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis.

    From 1974 through 1986, virtually all of SCOR Re's retrocessions had been to affiliates. Based on the increased surplus resulting from the Company's public offering in 1986, SCOR Re significantly decreased the total amount of reinsurance retroceded, a large portion of which continues to be retroceded to affiliates. All reinsurance agreements with affiliates must be submitted to the New York Insurance Department for prior review. In 1994, 11.5% of gross premiums written by the Company were retroceded to Parent, compared with 15.6% and 14.0% in 1993 and 1992, respectively.

    Under its 1995 retrocessional program, SCOR Re retains a maximum of $2.0 million as to any one ceding company program for treaty business. SCOR Re retains a maximum of $3.9 million and $1.0 million per risk for facultative property and facultative casualty business, respectively. Under its 1994 retrocessional program SCOR Re retained a maximum of $2.0 million as to any one ceding company program for treaty business and a maximum of $3.3 million and $1.1 million per risk for facultative property and facultative casualty business, respectively.

    SCOR Re purchases coverage against the accumulation of losses resulting for a single catastrophic event. As with most reinsurers, SCOR Re retains a share of its catastrophe exposures. In 1995, SCOR Re has general catastrophe retrocessional coverage, which covers property exposures only, for generally 78% of $48 million in excess of $20 million per occurrence. The Company also has underlying coverage for $15 million in excess of $5 million per occurrence after a $5 million deductible. Parent participates in SCOR Re's 1995 general catastrophe retrocessional program for a total limit of approximately $13.7 million.

    Pursuant to a Net Aggregate Excess of Loss Retrocessional Agreement dated as of July 1, 1986 (the "1986 Retrocessional Agreement"), Parent reinsured SCOR Re for adverse loss development from pre-1986 business that exceeded the total of loss reserves established as of June 30, 1986 and premiums earned after June 30, 1986 from such pre-1986 business. The 1986 Retrocessional Agreement provided protection to the Company for business underwritten by SCOR Re only and did not provide coverage for pre-1986 business underwritten by any other subsidiary. However, business underwritten by General Security Assurance Corporation of New York ("General Security") and The Unity Fire and General Insurance Company ("Unity Fire") is protected against adverse development by a separate net aggregate excess of loss retrocessional agreement, as described below. The 1986 Retrocessional Agreement terminated on December 31, 1993, at which time Parent's liability to SCOR Re was $16.2 million. This amount is the actuarially determined expected ultimate loss from the pre-1986 business in excess of the "aggregate deductible" (which is defined as the total of net outstanding loss and loss expense reserves, net incurred but not reported ("IBNR") loss reserves and net unearned premium reserves established as of June 30, 1986 for the pre-1986 business, plus all net premiums and future net premium adjustments earned after June 30, 1986 under retrospectively rated treaties for such business). During the first quarter of 1994, SCOR Re received $16.2 million from Parent in settlement of its liability under this agreement.

    On May 4, 1994, SCOR Re and Parent entered into a Second Net Aggregate Excess of Loss Retrocessional Agreement ("the 1994 Retrocessional Agreement") dated as of May 4, 1994 and effective as of January 1, 1994, which protects the same business covered under the 1986 Retrocessional Agreement. Under this Agreement, SCOR Re is responsible for any further adverse development up to $8.8 million beyond the $16.2 million of adverse development recognized under

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the 1986 Retrocessional Agreement, at which point the 1994 Retrocessional
Agreement attaches and provides coverage for up to $10 million of any additional adverse development. SCOR Re paid a premium of $2 million for this coverage, which expires on December 31, 2004. At December 31, 1994, no recovery was recognized under the 1994 Retrocessional Agreement. In addition, based on the experience under the 1994 Retrocessional Agreement, SCOR Re is eligible to receive a contingent commission of up to 27.75% of the premium.

    SCOR Re is a party to two additional retrocession agreements providing for significant premium payments to Parent. First, pursuant to the Catastrophe Excess of Loss Reinsurance Contract for the 1994 year, SCOR Re paid Parent a premium for that year of approximately $3.80 million for the coverage specified under that reinsurance contract in respect of losses under policies covering treaty and facultative reinsurance assumed by SCOR Re resulting from certain property exposures. Losses arising from the earthquake in Northridge, California in 1994 resulted in a restatement of the coverage under the contract for an additional premium of approximately $3.5 million. Second, pursuant to the Catastrophe Excess of Loss Reinsurance Contract for the 1995 year, SCOR Re is required to pay each of Parent and one of its affiliates, SCOR Reassurance, by way of quarterly installments, a premium of approximately $2.04 million for that year for the coverage to be provided by each of them as specified under that reinsurance contract in respect of losses under policies covering treaty and facultative reinsurance assumed by SCOR Re resulting from certain casualty occurrences.

    Parent entered into a Net Aggregate Excess of Loss Retrocessional Agreement with each of Unity Fire and General Security, pursuant to which Parent agreed to reinsure those companies to the extent that their net ultimate incurred losses (as defined in the agreements) arising in 1989 and prior accident years exceed an aggregate deductible. As a result of an assumption by General Security of the rights, liabilities and obligations of Unity Fire, the Net Aggregate Excess of Loss Retrocessional Agreement with Unity Fire was terminated and the net Aggregate Excess of Loss Retrocessional Agreement with General Security was amended (as so amended, the "Agreement") to include the protection formerly provided to Unity Fire by its retrocessional agreement with Parent. As a result of a merger of General Security into SCOR Re, the protection under the Agreement is now for the benefit of SCOR Re. The aggregate deductible is defined as the sum of net outstanding loss and loss expense reserves and net IBNR loss reserves as of December 31, 1989, for 1989 and prior accident years, as documented in the 1989 statutory financial statements of Unity Fire and General Security. This amount has been established at a combined aggregate of $93.8 million. The annual premium for this protection is $210,000 through 2004. The Agreement continues in force until all covered losses are settled.

    The retrocession of risks underwritten by a reinsurer does not legally discharge it from liability for any part of the risk retroceded. Accordingly, the operating subsidiaries of the Company, which includes SCOR Re, General Security Insurance Company, Unity Fire and General Security Indemnity Company (collectively, the "Operating Subsidiaries") would be required to pay the full amount of the loss associated with the reinsured risk if for any reason Parent or any other retrocessionaire was unable or failed to meet its reinsurance obligations. Generally, under the New York Insurance Law, retrocessionaires which are not licensed or otherwise authorized reinsurers in New York must provide letters of credit or other permitted assets to secure their obligations to the ceding reinsurer (based on the ceding reinsurer's current estimate of the ceded liability) in order for the ceding reinsurer to take credit on its statutory financial statements for the reinsurance ceded. This security can be applied by the ceding reinsurer toward discharging its own liability in the event of a default by the retrocessioinaire. At December 31, 1994, the amount of estimated liability for which retrocessionaires were liable to the Operating Subsidiaries was approximately $265.7 million, of which approximately $215.2 million was secured by letters of credit in favor of, or funds held by, the Operating Subsidiaries. Additionally, an amount of $37.6 million represents the liability on reinsurance ceded to New York licensed or authorized reinsurance companies, which are not required to provide additional security in order for the ceding reinsurer to take credit for the reinsurance ceded. The amounts of estimated liability recoverable from retrocessionaires at December 31, 1993 and 1992 were approximately $285.1 million and $289.2 million, respectively. The Operating Subsidiaries' exposure to amounts deemed unrecoverable from retrocessionaires has been limited and to the extent it has been exposed, paid losses, outstanding losses and incurred but not reported losses recoverable from retrocessionaires which are determined to be uncollectible are charged to operations.

    Voting Trust. The New York Insurance Law prohibits (with certain exceptions) the issuance of a license to a company that is owned or financially controlled in whole or in part by a government, unless an insurer was so owned or financially controlled prior to the effective date of such statute. Unity Fire was so owned or financially controlled prior to such effective date. Because Parent, the controlling stockholder of the Company, was indirectly partially owned by certain French insurance companies which were majority owned by the French Government, the Company, in 1984, to permit SCOR Re to obtain a New York insurance license, established a voting trust for its holdings of capital stock of SCOR Re. The voting trust was irrevocable for a period of ten years (through June 6, 1994), unless SCOR Re's New York license was withdrawn. In 1994, in order for SCOR Re to retain its New York license and obtain a California insurance license, the SCOR Reinsurance Company 1994 Voting Trust Agreement, among SCOR Re, the Company and the Voting Trustees designated therein was entered as of June 6, 1994, thereby renewing the voting trust for an additional period of three years. The five voting trustees under the voting trust possess and are entitled to exercise all the rights and powers of absolute owners of the capital stock of SCOR Re, except to pass any voting right or ownership interest to others. Decisions of the voting trustees may be made by majority vote, provided that such majority consists of at least two voting trustees who are not officers, directors or stockholders of Parent. The voting trustees are required to forward any dividends paid by SCOR Re to the Company as the registered holder of the voting trust certificates evidencing beneficial ownership of SCOR Re's stock. Transfers of voting trust certificates may only be made by the registered holder thereof. The current voting trustees are as follows: Patrick Peugeot, Jacques P. Blondeau, Allan M. Chapin, Michel J. Gudefin, and David J. Sherwood. All of the voting trustees are Directors of the Company, with the exception of Mr. Chapin, who is a partner of Sullivan & Cromwell, United States legal counsel of Parent.

    Ownership of Commercial Risk. In January 1992, the Company acquired 19.8% of the stock of Commercial Risk, a Bermuda holding company for two insurance subsidiaries. The purchase price was approximately $9.9 million. As a result of a recapitalization of Commercial Risk in 1994, the Company currently owns approximately 12.87% of the outstanding stock of Commercial Risk. Parent owns approximately 52.27% of the outstanding stock of Commercial Risk.

    Services Agreement. Pursuant to an Amended Service Agreement dated as of June 11, 1992 between the Company and Parent, the Company and Parent have agreed to reimburse the other for services provided by various personnel. The amount of the reimbursement for the services provided is determined by allocation of the actual costs, including salary and related expenses.

    Reinsurance. The Operating Subsidiaries assume reinsurance from Parent and other affiliated companies primarily on a quota share or surplus share basis. Written premiums assumed from these companies (and the percentage of gross written premiums) were approximately $7.85 million (2.6%), $8.38 million (2.5%) and $6.70 million (2.2%) for the years ended December 31, 1994, 1993 and 1992, respectively. Of these amounts, approximately $6.96 million, $7.93 million and $6.28 million for 1994, 1993 and 1992, respectively, were assumed from Parent.

    The Operating Subsidiaries also retrocede reinsurance to Parent and other affiliated companies, primarily on a quota share or surplus share basis. The total written premiums approximately ceded by the Company's subsidiaries under retrocession agreements to affiliated companies in 1994 were approximately $35.64 million.

    Parent provides letters of credit in favor of the Operating Subsidiary in amounts equal to its estimated liability under its reinsurance agreements with such companies (as re-estimated on a quarterly basis). The amount of letters of credit provided by Parent at December 31, 1994 was approximately $134.5 million and at December 31, 1993 was approximately $123 million.

    Software. The Company has agreed in principle with Parent for the purchase by Parent of the Company's New Treaty System ("NTS"). The purchase price is approximately $1.5 million. To date, the Company has expended approximately $10.2 million in researching, developing and implementing NTS.

  The Merger Agreement.

    The following is a description of certain provisions of the Merger Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto.

    The Offer. Pursuant to the Merger Agreement, Purchaser is obligated to commence the Offer no later than five business days following the date of the Merger Agreement. The Merger Agreement provides that the obligation of Purchaser to consummate the Offer and to accept for payment and purchase the Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in the Merger Agreement, which are described below under the caption "The Merger Agreement--Conditions to the Offer." Subject to the terms and conditions of the Offer, Purchaser will promptly pay for all Shares duly tendered that it is obligated to purchase thereunder. The Board of Directors and a majority of the members of the Special Committee shall recommend acceptance of the Offer to its stockholders in a Solicitation/Recommendation Statement on Schedule 14D-9, as such statement may be amended or supplemented from time to time, to be filed with the Commission upon commencement of the Offer; provided, however, that if the Board of Directors determines that its fiduciary duties require it to amend or withdraw its recommendation, such amendment or withdrawal shall not constitute a breach of the Merger Agreement. Purchaser will not without the prior written consent of the Company decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or change the conditions to the Offer. Purchaser shall not terminate or withdraw the Offer unless at the expiration date of the Offer the conditions to the Offer set forth below have not been satisfied or waived.

    Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, Purchaser shall not be obligated to accept for payment any Shares or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) (relating to Purchaser obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) or pay for, and may delay the acceptance for payment of or payment for, any tendered Shares unless there have been validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares that, together with any Shares currently beneficially owned directly or indirectly by Parent, constitutes at least 90% of the total Shares outstanding as of the date the Shares are accepted for payment pursuant to the Offer (the "Minimum Tender Condition"), or if on or after November 2, 1995, and at or before the time of payment for any of such Shares

(whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

        (a) there shall be any statute, rule, regulation, judgment, injunction or other order, enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger or any other action shall have been taken by any government, legislative body, court or governmental, regulatory or administrative agency, authority, tribunal or commission, domestic, supranational or foreign (each, a "Governmental Entity"), or any other person, domestic, supranational or foreign (i) challenging the legality of the acquisition by Purchaser of the Shares; (ii) restraining, delaying or prohibiting the making or consummation of the Offer or the Merger or obtaining from the Company, Parent or Purchaser any damages in connection therewith; (iii) relating to assets of, or prohibiting or limiting the ownership or operation by Parent or Purchaser of all or any portion of the business or assets of, the Company, Parent or Purchaser (including the business or assets of their respective affiliates and subsidiaries) or imposing any limitation on the ability of Parent or Purchaser to conduct such business or own such assets; (iv) imposing limitations on the ability of Parent or Purchaser (or any affiliate of Parent or Purchaser) to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company or (v) having a substantial likelihood of any of the foregoing.

        (b) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or France or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France (whether or not mandatory);

        (c) the Company shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

        (d) any change, including, without limitation, any change arising out of or related to any natural disaster (including hurricanes and earthquakes), shall have occurred or been threatened or become known (or any condition, event or development shall have occurred or been threatened or become known involving a prospective change) in the business, properties, assets, liabilities, condition (financial or otherwise), or results of operations of the Company or any of its subsidiaries that could reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole;

        (e) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be made or obtained by the Company, Parent, Purchaser or any stockholder of Parent with or from any Governmental Entity in connection with the Offer and the Merger shall not have been made or obtained except where the failure to make or to obtain, as the case may be, such consents, registrations, approvals, permits, authorizations, notices, reports or other filings could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole;

        (f) the Special Committee of the Board of Directors shall have adversely amended or modified or shall have withdrawn its recommendation of the Offer or the Merger, or shall have failed to reconfirm publicly such recommendation upon request by Parent or Purchaser, or shall have resolved to do any of the foregoing; or

        (g) the Agreement shall have been terminated in accordance with its terms or Purchaser shall have reached an agreement or understanding with the Special Committee providing for termination of the Offer;

which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such conditions or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described above will be final and binding on all holders of the Shares.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and Parent file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger, Purchaser shall merge with and into the Company in accordance with the DGCL. The Merger shall become effective on the date on which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will be the Surviving Corporation (as defined in the Merger Agreement).

    At the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent (collectively, "Parent Companies") or Shares that are owned by the Company or any direct or indirect subsidiary of the Company or Shares ("Dissenting Shares") which are held by stockholders ("Dissenting Stockholders") properly exercising appraisal rights pursuant to
Section 262 of the DGCL (collectively, "Excluded Shares")) shall be converted into the right to receive, without interest, an amount in cash (the "Merger Consideration") equal to $15.25 and (ii) all Shares, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and returned and shall cease to exist, and each holder of a certificate representing any such Shares (other than Excluded Shares) shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such certificate in accordance with the Merger Agreement or the right, if any, to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 262 of the DGCL. At the Effective Time, each Share issued and outstanding at the Effective Time and owned by any of Parent Companies or held in the Company's treasury or owned by the Company or any direct or indirect subsidiary of the Company shall cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

    At the Effective Time each share of common stock, par value $1.00 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser or the holders of such shares, be converted into one share of common stock of the Surviving Corporation.

    The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such shares will be entitled to receive payment of the "fair value" of such Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw or lose their rights to dissent will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

    The Merger Agreement provides that, at the Effective Time, the Restated Certificate and the By-Laws of the Company in effect at the Effective Time will be the Certificate of Incorporation and By-Laws of the Surviving Corporation, except that Article 4A of the Company's Restated Certificate shall be amended to read in its entirety as follows: "The aggregate number of shares of stock which the Corporation shall have the authority to issue is 1,000 shares of Common Stock, par value $0.01 per share."

    Agreements of Parent and the Company. The Merger Agreement provides that in the event that Parent, Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Parent, Purchaser and the Company have agreed, at the request of Parent or Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

    The Merger Agreement provides that the directors and officers of the Company as of the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until the earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

    Certain of the Covenants of the Company and Parent. The Company has agreed that, prior to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise expressly contemplated by the Merger Agreement), the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, each of the Company and its subsidiaries have agreed to use its best efforts to preserve its business organization intact (including maintaining all of its Permits (as defined in the Merger Agreement)) and to maintain its existing relations with customers, suppliers, employees and business associates and it shall take no action that would adversely affect the ability of the parties to consummate promptly the transactions contemplated by the Merger Agreement.

    Pursuant to the Merger Agreement, if required following termination of the Offer, the Company will take all action necessary to convene a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the Merger. The Company has agreed that the Board, subject to their fiduciary requirements of applicable law, shall recommend such approval and that the Company shall take all lawful action to solicit such approval. Parent has agreed to vote all Shares then owned by Parent Companies (including all Shares currently owned by Parent Companies) in favor of the Merger Agreement.

    Parent and the Company have each agreed in the Merger Agreement, subject to the terms and conditions provided therein, to make promptly their respective Regulatory Filings and Purchaser Regulatory Filings (as each term is defined therein) and thereafter to make any other required submissions with respect to the Offer and the Merger and to use their respective best efforts to take promptly, or cause to be taken promptly, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable.

    Prior to the Effective Time, the Company has agreed in the Merger Agreement to take such actions as may be necessary such that at the Effective Time each stock option outstanding, pursuant to the Company's stock and option plans (an "Option"), whether or not then vested shall be canceled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash equal to the difference, if positive, between the Merger Consideration and the exercise price per Share of such Option multiplied by the number of Shares previously subject to such Option.

    Parent and the Company have agreed that from and after the Effective Time, the Surviving Corporation and Parent will indemnify and hold harmless each present and former director and/or officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company or any subsidiary of the Company prior to the Effective Time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Effective Time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement pursuant to the Merger Agreement, losses, claims, damages or liabilities (collectively, "Costs") reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law. The Surviving Corporation and Parent shall also advance expenses (including attorneys' fees), as incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

    Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, shall promptly notify the Surviving Corporation and Parent thereof, but the failure to so notify shall not relieve the Surviving Corporation or Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation and Parent shall be obligated to pay for only one firm or counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation and Parent, respectively, shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

    If a claim for indemnification or advancement is not paid in full by the Surviving Corporation or Parent within thirty days after a written claim therefor has been received by the Surviving Corporation or Parent, the Indemnified Party may any time thereafter bring suit against the Surviving Corporation or Parent to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such claims.

    Neither the failure of the Surviving Corporation or Parent (including their Boards of Directors, independent local counsel or shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Surviving Corporation or Parent (including their Boards of Directors, independent legal counsel, or shareholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

    In addition, the Surviving Corporation agreed to maintain the Company's existing officers' and directors' liability insurance or equivalent liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation agreed to use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200 percent of the Current Premium. In lieu of this insurance arrangement, the Surviving Corporation may, on or before the expiration of the Offer, enter into alternative insurance arrangements provided that such arrangements are approved by the members of the Special Committee and Parent.

    The Company has agreed in the Merger Agreement that if Purchaser or any other Parent Company shall have purchased Shares pursuant to the Offer, to take all necessary action to enter into a supplemental indenture prior to the Effective Time with the Trustee (as defined in the Debentures) pursuant to the indenture under which the Debentures were issued, to provide, among other things, that on and after the Effective Time the Debentures will be convertible only into the Merger Consideration.

    If any takeover statute shall become applicable to the Merger, the Offer or the other transactions contemplated pursuant to the Merger Agreement, the Company has agreed in the Merger Agreement that the Company and the members of the Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated pursuant to the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

    The Company and Parent each have agreed in the Merger Agreement to use (and cause its subsidiaries to use) its best efforts to cause the conditions set forth in Article VII of the Merger Agreement to be satisfied and to consummate the Merger and the other transactions contemplated by the Merger Agreement. The Company further agreed to use (and to cause its subsidiaries to use) its best efforts (including providing information and communication) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts and to obtain as promptly as practicable all necessary approvals, authorizations and consents of Governmental Entities (including applicable insurance regulators) required to be obtained in order to consummate the transactions contemplated by the Merger Agreement, and each of the parties to the Merger Agreement agree to cooperate with the others in obtaining all such consents, waivers, approvals and authorizations.

    In the Merger Agreement, Parent agreed to vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares (including all Shares currently owned) and any shares of common stock of Purchaser beneficially owned by it or any of its subsidiaries or with respect to which it or any of its subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of the Merger Agreement at any meeting of stockholders of the Company or Purchaser, respectively, at which the Merger Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Purchaser by consent in lieu of a meeting).

    In the Merger Agreement, Parent and the Company agreed that no amendment to the Certificate of Incorporation or By-Laws of the Surviving Corporation shall reduce in any way the elimination of personal liability of directors of the Company contained therein or adversely affect any existing right of any director or officer (or former director or officer) to be indemnified with respect to acts, omissions or events occurring prior to the Effective Time.

    Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including among others, representations as to corporate organization and qualification, capitalization, corporate authority, no violation of charter or by-laws, debt instruments or material agreements of the Company or applicable law resulting from the transaction, accuracy of the Company's public filings, including financial statements, absence of any material adverse change in the Company's business and absence of undisclosed liabilities.

    Conditions to Certain Obligations. The respective obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the fulfillment of the following conditions: (i) in the event of a Company stockholder meeting upon termination of the Offer to vote for the approval of the Merger Agreement and the Merger, the Merger Agreement shall have been duly approved by the holders of a majority of the Shares, in accordance with applicable law and the Restated Certificate and the Company's By-Laws; (ii) Purchaser (or one of Parent Companies) shall have purchased Shares pursuant to the Offer; and (iii) no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

    Termination. The Merger Agreement may be terminated and the Merger may be abandoned (i) at any time prior to the Effective Time, before or after the approval by holders of Shares, by the mutual consent of Parent and the Company, by action of their respective boards of directors; (ii) by action of the board of directors of either Parent or the Company if (a) Purchaser or any Parent Company, shall have terminated the Offer without purchasing any Shares pursuant thereto, provided, in the case of termination of the Merger Agreement by Parent, such termination of the Offer is not in violation of the terms of the Offer, or
(b) without fault of the terminating party, the Merger shall not have been consummated by March 31, 1996, whether or not such date is before or after the approval by holders of Shares; (iii) at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the board of directors of Parent, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination, or (b) the Board of Directors or the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors or the Special Committee, upon request by Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing; (iv) at any time prior to the Effective Time, before or after the approval by holders of Shares by action of the Board of Directors, if Parent or Purchaser (a) shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Parent or Purchaser at or prior to such date of termination or (b) shall have failed to commence the Offer within five days of the execution of the Merger Agreement; provided however that no action taken by the Board of Directors with respect to termination of the Merger Agreement and the Merger shall be effective unless such action is approved by the affirmative vote of at least a majority of the members of the Special Committee.

    Payment of Expenses. Whether or not the Merger shall be consummated, the Company, Parent and Purchaser shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Merger.

    Modification or Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, Parent, the Company and Purchaser may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

    Waiver of Conditions. The conditions to each of the Company, Parent or Purchaser's obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

  The Letter Agreement

    In a Letter Agreement dated as of November 8, 1995, among Parent, Purchaser and the Company (the "Letter Agreement"), the parties agreed to modify the Minimum Tender Condition to eliminate the consideration of options for purposes of calculating whether Parent beneficially owned, directly or indirectly, at least 90% of the Shares.

  (c) Background of the Offer.

    In a letter to the Board of Directors dated September 25, 1995, that was delivered to the Board on September 26, 1995, from Jacques Blondeau on behalf of Parent, Parent made a proposal to acquire in a negotiated transaction any and all outstanding Shares not currently owned by Parent at a price of $14.00 per Share in cash (the "Proposal"). In such letter and at a meeting of the Board of Directors held on September 28, 1995, Parent described the Proposal.

    On September 26, 1995, Parent issued a press release announcing the Proposal and its terms.

    On September 27, 1995, Sullivan & Cromwell, United States legal counsel to Parent, met with the Company's General Counsel and other members of the Company's legal department to discuss regulatory implications of the Company becoming a wholly-owned subsidiary of Parent. Sullivan & Cromwell also requested that Parent's financial advisor be given the opportunity to perform a due diligence investigation on the Company.

    At the Board meeting on September 28, 1995, the Board established and selected the Special Committee, among other things, to evaluate and make a recommendation to the Board regarding the Proposal and to negotiate the terms of the Proposal. The Board authorized the Special Committee to retain financial and legal advisors. Thereafter, the Special Committee retained Davis Polk & Wardwell ("Davis Polk") as its legal advisor to assist in its consideration of, and negotiations with respect to, the Proposal. Neither the Special Committee nor any of its advisors were authorized to solicit any offers or proposals by any third party for the acquisition of the Company.

    In a meeting with the Special Committee held on September 28, 1995, a representative of Parent advised the Special Committee that Parent would likely commence a tender offer for the Shares in advance of entering into a merger agreement, but that Parent would defer commencing the tender offer to give the Special Committee time to retain legal and financial advisors and begin their review of the Proposal. The Special Committee and Parent agreed that it was in the best interests of the Company and its stockholders to resolve promptly whether Parent would be acquiring the Shares not already owned by it and that the Special Committee would endeavor to be in a position to respond to the Proposal by October 26, 1995, the date of a previously scheduled meeting of the Executive Committee of the Board of Directors.

    On September 29, 1995, the Company issued a press release concerning the terms of the Proposal and announcing that a special committee of independent directors had been formed to consider the Proposal with the assistance of independent legal and financial advisors.

    On September 29 and October 3, 1995, Sullivan & Cromwell called Davis Polk to discuss issues potentially associated with the possible commencement of a tender offer and to inquire as to the timing for retention of a financial advisor. During those conversations, Davis Polk expressed concern that a tender offer might place the Special Committee under timing constraints in responding to the Proposal. During the conversation on October 3, Davis Polk also indicated that Goldman Sachs would be provided with access to confidential information concerning the Company only after and to the extent that the Special Committee and its financial advisor determined that such access was appropriate.

    On October 2, 1995, a purported class action lawsuit relating to the Proposal was filed in the Delaware Chancery Court, New Castle County, naming Parent, the Company and certain directors of the Company as defendants. The action alleges, among other things, that the defendants have breached or will breach their fiduciary duties in connection with the offer from Parent and seeks to enjoin the Proposal or to recover damages. See "Item 8(a)--Certain Legal Proceedings" for a description of such action and similar actions.

    On October 10, 1995, Sullivan & Cromwell called Davis Polk to discuss again the timing of the retention by the Special Committee of its financial advisor and the possibility of a tender offer by Parent for the Shares prior to entering into a merger agreement. During the course of that telephone call, Davis Polk reiterated concerns relating to the commencement of a tender offer before the Special Committee had delivered its response to the Proposal.

    At a meeting of the Special Committee on October 10, 1995, the Special Committee retained Dillon, Read & Co. Inc. ("Dillon Read") as its financial advisor to assist in its evaluation of, and negotiations with respect to, the Proposal.

    During the weeks of October 9, October 16 and October 23, 1995, the Special Committee's advisors conducted a detailed investigation of the Company and review of the Proposal. As part of its due diligence investigation, Dillon Read, among other things, interviewed senior management of the Company.

    On September 29, October 4, October 10, October 11, October 20, twice on October 24, October 26, October 30, October 31 and November 2, 1995, the Special Committee met or participated in teleconferences with its financial and/or legal advisors to discuss the terms of the Proposal, the Company's business, the progress of Dillon Read's investigation of the Company and its business and the legal responsibilities of the Special Committee.

    On October 19, 1995, Sullivan & Cromwell, legal advisors to Parent, delivered to Davis Polk a proposed form of the Merger Agreement. During the next week and thereafter, Davis Polk reviewed the terms and conditions of the Merger Agreement and negotiated such terms and conditions with Sullivan & Cromwell.

    At a meeting of the Special Committee and its financial and legal advisors held on October 20, 1995, Dillon Read made an oral presentation to the Special Committee with respect to the Company and the Proposal. Dillon Read discussed with the Special Committee, among other things, a preliminary valuation analysis of the Company, which included a comparable company trading analysis, a comparable company acquisition analysis, an economic book value analysis, a discounted cash flow analysis and a close out acquisition premium analysis. Davis Polk also discussed with the Special Committee provisions of the Merger Agreement.

    At a meeting of the Special Committee held in the morning of October 24, 1995, Dillon Read made another oral presentation to the Special Committee. At the meeting on October 24, 1995, based on the reports and advice of its advisors, the Special Committee determined that it should seek an increase in the price proposed by Parent. Later that day, Parent's and the Special Committee's respective financial advisors had two separate conversations to discuss the status of the Special Committee's evaluation of the Proposal. In such discussions, the Special Committee's advisors conveyed to Parent's advisors the Special Committee's view that Parent should increase its proposed price.

    At a meeting of the Special Committee and its financial and legal advisors held on October 26, 1995, Dillon Read updated the Special Committee with respect to its valuation analysis. On that day, Parent's representatives and legal advisors had several meetings and conversations with members of the Special Committee and the Special Committee's legal advisors.

    At meetings among Parent and the Special Committee and their respective legal advisors on October 26, 1995, Parent and the Special Committee and their respective advisors explored the possibility of an acceptable revised Proposal at a price in excess of $14.00 per Share in cash. Following numerous discussions, Jacques P. Blondeau, Chairman and Chief Executive Officer of Parent, informed David J. Sherwood, Chairman of the Special Committee, that Parent was not prepared to offer a price in excess of $15.00 per Share. Mr. Sherwood responded that he believed that the Special Committee would insist on more than $15.00 per Share but that he would consult with the Special Committee and Dillon Read. After discussions with Dillon Read and Davis Polk, the Special Committee instructed Davis Polk to contact Sullivan & Cromwell and indicate that the Special Committee was not prepared to endorse an offer of $15.00 per Share.

    On October 27, 1995, Dillon Read and Goldman Sachs again discussed their respective views on the value of the Company. During that discussion, Goldman Sachs discussed Parent's reasons for having made an offer to purchase the Shares that it did not already own at a price of $14.00 per Share, including Goldman Sachs' analyses contained in a presentation to management of Parent. In response to that discussion by Goldman Sachs, Dillon Read indicated that the Special Committee would probably not accept a price per Share that did not represent at least a moderate premium over the book value.

    On October 30, 1995, Davis Polk communicated to Sullivan & Cromwell that the Special Committee would not support an offer at $15.00 per Share but would likely consider a price that represented a premium over the book value.

    On October 31, 1995, Sullivan & Cromwell informed Davis Polk that Parent would agree to a transaction at $15.25 if such transaction were supported by the Special Committee, was the subject of a favorable fairness opinion of Dillon Read, was approved by counsel for the various plaintiffs in pending shareholder actions filed following Parent's initial proposal and was effected pursuant to a mutually acceptable merger agreement. Davis Polk confirmed that $15.25 would satisfy the criteria of the Special Committee and would likely be considered favorably by the Special Committee.

    During the course of the day and evening on November 1, 1995, Sullivan & Cromwell and Davis Polk continued their negotiations of the terms of the Merger Agreement.

    On November 1, 1995, representatives of counsel to plaintiffs in the shareholder actions agreed with Sullivan & Cromwell that they were prepared to negotiate a settlement if a price per share of $15.25 were offered to the Company's stockholders.

    At a meeting of the Special Committee held on November 2, 1995, the Special Committee and its advisors reviewed and considered the recent discussions concerning the Proposal and the terms of the draft Merger Agreement. Following such review, the Special Committee and its advisors reviewed the revised Proposal to acquire the Shares at a price of $15.25 per Share in cash. Dillon Read then presented its opinion that the consideration of $15.25 per Share in cash to be paid in the Offer and Merger pursuant to the revised Proposal would be fair to the Company's public stockholders from a financial point of view. (See "Item 4(b)--Reasons for the Board's Recommendation; Opinion of Financial Advisor"). The Special Committee unanimously determined that, in light of Dillon Read's opinion and the other factors considered by the Special Committee, the Offer and the Merger pursuant to the revised Proposal would be fair to and in the best interests of the Company's public stockholders and that it would recommend that, subject to the satisfactory resolution of certain provisions of the Merger Agreement, the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer. (See "Item 4(a)--Recommendation of the Special Committee and the Board" for a description of the determinations and recommendations made by the Special Committee and the factors considered in connection therewith.)

    The Board then met and received the recommendation of the Special Committee concerning the revised Proposal. At such meeting, the Special Committee reviewed with the Board their investigation of the Proposal, the course of their discussions and negotiations with Parent's advisors and the factors considered by the Special Committee in reaching its determinations and recommendations concerning the revised Proposal. The Board (including the Affiliated Directors), based upon, among other things, the recommendation of the Special Committee, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized the execution and delivery of the Merger Agreement. (See "Item 4(a)--Recommendation of the Special Committee and the Board".)

    Thereafter, on November 2, 1995, Sullivan & Cromwell and Davis Polk completed their negotiation of the Merger Agreement. The Company and Parent executed and delivered the Merger Agreement and issued a press release announcing the transaction on November 3, 1995.

    On November 8, 1995, Purchaser, Parent and the Company agreed to modify the Minimum Tender Condition pursuant to the Letter Agreement.

    On November 9, 1995, pursuant to the Merger Agreement, the Parent commenced the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Special Committee and the Board.

    On November 2, 1995, the Special Committee determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent) and determined to recommend that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer. At a meeting held on November 2, 1995, the Board (including six Parent designees) unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent), approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined to recommend that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

    Copies of a letter to stockholders communicating the Board's determination and recommendation and of a press release relating thereto are filed as exhibits hereto and are incorporated herein by reference.

  (b) Reasons for the Board's Recommendation; Opinion of Financial Advisor. Reasons for Recommendation.

    See Item 3(b) for a description of certain events preceding the Board of Director's consideration of the Offer and the Merger.

    The Special Committee received presentations from, and reviewed the Offer and the Merger with, senior management of the Company as well as the Special Committee's financial advisor, Dillon Read. The Special Committee, in determining whether to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, considered a number of factors, including, but not limited to, the following:

        (i) The belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry, that the consideration to be received by the Company's stockholders in the Offer and Merger reflects fairly the Company's intrinsic value.

        (ii) The presentations made by the Company's management and Dillon Read at the meeting held on October 20, 1995 as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger, including, but not limited to, a review of (A) the business prospects and financial condition of the Company, (B) historical business information and financial results of the Company, (C) nonpublic financial and operating results of the Company, (D) financial projections and budget prepared by the Company's management, (E) information obtained from meetings with senior management of the Company, (F) the trading range and volume history of the Shares, (G) public financial information of comparable companies and (H) public information of comparable acquisitions.

        (iii) The opinion of Dillon Read that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders (other than Parent) from a financial point of view. In considering Dillon Read's opinion, the Board was aware that Dillon Read is entitled to the fee described in Item 5 in accordance with the terms of its engagement.

        (iv) The relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Shares.

        (v) The recognition that, following consummation of the Offer and the Merger, the current Stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Board and the Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

        (vi) The fact that the terms of the Offer, and the increase in the consideration offered to the public stockholders from $14.00 per Share to $15.25 per Share, were determined through arm's-length negotiations with Parent by the Special Committee and its financial and legal advisors, all of whom are unaffiliated with Parent, and the judgment of the Special Committee and Dillon Read that, based upon the negotiations that transpired, a price higher than $15.25 per Share could not likely be obtained and that further negotiations with Parent could cause Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $15.25, and possibly $14.00, per Share, or to commence a tender offer without the involvement of the Special Committee at a price less than $15.25 per Share.

        (vii) Parent's ownership of approximately 80% of the currently outstanding Shares and the effects of such ownership on the alternatives available to the Company and the fact that, as a practical matter, no strategic alternative could be effected without the support of Parent; and the consequences of continuing to operate the Company as a majority-owned subsidiary of Parent.

        (viii) The terms and conditions of the Merger Agreement, the fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that Parent has the financial resources to consummate the Offer and the Merger expeditiously.

        (ix) The fact that the consideration to be paid to the Company's public stockholders in the transaction is all cash.

        (x) The fact that the transaction has been structured to include a first-step cash tender offer for any and all outstanding Shares, thereby enabling stockholders who tender their Shares to receive promptly $15.25 per Share in cash, and the fact that any public stockholders who do not tender their Shares or properly exercise appraisal rights will receive the same price per Share in the subsequent Merger.

        (xi) The possible conflicts of interest of certain directors and members of management of both the Company and Parent discussed above under "Item 3(b)--Interests of Special Committee" and "Item 3(b)--Interests of Certain Persons."

        (xii) The fact that, while no appraisal rights are available to stockholders as a result of the Offer, stockholders who do not tender pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL. See "Item 3(b)--The Merger Agreement."

    The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company enter into the Merger Agreement. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its conclusions. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify the specific factors considered in making its determination, although the Special Committee did place a special emphasis on the opinion and analysis of Dillon Read which in turn did place a special emphasis on a valuation range determined using an analysis of trading values of comparable companies and an economic book value analysis (as described below under "Opinion of Financial Advisor").

    The Board of Directors of the Company, a majority of the members of which were members of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby after receiving a report from the Special Committee on its deliberations and recommendation. In reaching this decision, the Board of Directors principally considered the recommendation of the Special Committee and its familiarity with the Company's business, its current financial condition and results of operations and future prospects, and current and anticipated developments in the Company's industry.

  (b) Opinion of Financial Advisor

    On November 2, 1995, Dillon Read delivered its opinion to the Special Committee to the effect that the consideration to be paid to the holders of Stock and certain of the Company's stock options pursuant to the Merger Agreement is fair to such holders (other than Parent) from a financial point of view as of the date thereof. A copy of Dillon Read's opinion is attached hereto as Exhibit 7. The summary of the opinion set forth herein is qualified in its entirety by Exhibit 7 which is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Dillon Read. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and Parent and was not determined by Dillon Read. In arriving at its opinion, Dillon Read, among other things, (1) reviewed certain publicly available business and financial information relating to the Company; (2) reviewed the reported price and trading activity for the Shares; (3) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial projections prepared by the management; (4) conducted discussions with members of the senior management of the Company; (5) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Dillon Read considered relevant; (6) reviewed publicly available financial and securities market data pertaining to certain publicly-held companies in lines of business generally comparable to those of the Company; and (7) conducted such other financial studies, analyses and investigations, and considered such other information as Dillon Read deemed necessary and appropriate. In reaching its opinion and conducting its analysis, Dillon Read did not assume any responsibility for independent verification of any of the foregoing information and relied upon it being complete and accurate in all material respects. Dillon Read was not requested to and did not make an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor were they furnished with any such evaluation or appraisal. Dillon Read also assumed that all of the information, including the projections, provided to Dillon Read by the Company's management was prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future of the financial performance of the Company and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition, Dillon Read was not asked to and did not express any opinion as to the after-tax consequences of the sale of such Shares by the stockholders. Dillon Read's opinion is based on economic, monetary and market conditions existing on the date thereof. In rendering its opinion, Dillon Read did not render any opinion as to the value of the Company and did not make any recommendation to the stockholders with respect to the advisability of voting in favor of the transaction. No limitations were imposed by the Special Committee, the Company or Parent upon Dillon Read with respect to the investigations made or the procedures followed by Dillon Read in rendering its opinion, and the Company and the members of its management cooperated fully with Dillon Read in connection with its investigation.

    In delivering its opinion and making its presentation to the Board and the Special Committee, Dillon Read discussed certain financial and comparative analyses and other matters it deemed relevant. Among the various financial analyses that Dillon Read discussed were:

        (i) Comparable Trading Analysis. Dillon Read undertook a comparable public company analysis. In conducting this analysis, Dillon Read reviewed certain financial results of seven companies in the reinsurance industry which Dillon Read believed to be comparable to the Company. Dillon Read calculated trading multiples of (1) 1996 expected earnings per share (based on median estimates supplied by Institutional Brokers Estimate System database), (2) book value as of June 30, 1995 and (3) surplus as of June 30, 1995. Such multiples ranged between 11.0x and 15.0x, 1.0x and 1.3x, and 1.1x and 1.4x, respectively. Based on such multiples, Dillon Read estimated a reference range of $14.49 to $18.98 per Share.

        (ii) Comparable Acquisition Analysis. Dillon Read reviewed 32 acquisitions of property/ casualty reinsurance companies in the United States and Europe, which had occurred between 1987 and 1995 and summarized financial ratios and statistics for the nine most comparable transactions in the United States. The values of certain multiples (i.e., net income, book value, net premiums and market value) for all nine transactions were derived, as available. Such multiples ranged between 8.9x and 24.6x, 0.8x and 1.8x, 0.6x and 1.7x, and 1.3x and 1.6x, respectively. The multiples were then applied (1) to the Company's net premiums for the twelve month period ending September 30, 1995 and (2) to the Company's book value as of September 30, 1995. On this basis, Dillon Read estimated an average reference range of between $14.70 to $20.32 per Share.

        (iii) Economic Book Value Analysis. Dillon Read calculated the economic book value of the Company as of September 30, 1995. In calculating the economic book value of the Company, Dillon Read took into consideration the following factors, among others: (1) good will of the Company, (2) mark-to-market of the investment portfolio, (3) adjustments for the market value of the electronic data processing system and leasehold improvements,
    (4) adjustments for the valuation of the deferred income tax benefits and publicly traded debt, (5) ranges of differences between the stated amounts and net present value of the prepaid reinsurance, loss reserves and unearned premiums and (6) a range of value for any reserve deficiency. Based on such information, Dillon Read estimated a reference range of $15.24 to $17.08 per Share.

        (iv) Discounted Cash Flow Analysis. Dillon Read calculated the present value of future cash flows that the Company could be expected to generate over the next five years (the "Discounted Cash Flow Analysis"). In preparing the Discounted Cash Flow Analysis, Dillon Read took into consideration the following: (1) the Company's recent operating and financial performance including, (a) management's business plan for fiscal year 1995 and (b) the historical operating results for the three most recently completed fiscal years, (2) management's business plan for fiscal 1996 and 1997 and (3) projections, reports and other materials prepared by the Company and its managements or representatives that were provided to Dillon Read. In addition, representatives of Dillon Read met with representatives of the Company's management to discuss the Company's current and projected operations. In developing its Discounted Cash Flow Analysis for each case, Dillon Read took the "free cash flow" that the Company was expected to generate from fiscal year 1995 to 2000 and discounted these cash flows to present values. Dillon Read applied discount rates ranging from 11% to 13% determined as the most appropriate range for the Company. Dillon Read arrived at this range of appropriate discount rates by determining the weighted average cost of capital for publicly traded companies in businesses similar to the Company. To approximate the residual value of the Company after this five-year period, Dillon Read applied multiples of operating income ranging from 10.5x to 12.5x. Dillon Read's determination of the most appropriate range of multiples was based on an assessment of the multiples of operating income which have been paid in recent publicly announced acquisitions of similar businesses. These residual value estimates were then discounted to present value using each of the above range discount rates. Dillon Read summed the discounted cash flows and residual value for each multiple of operating income described above, which indicated a matrix of present values for the Company of $14.48 to $19.05 per Share.

        (v) Premium Analysis. Dillon Read reviewed 29 transactions involving the close-out of minority shareholder positions, which had occurred between 1990 and 1995. Dillon Read considered only those transactions in which between 10% and 45% of all outstanding shares of a target corporation were acquired in the close-out transaction and in which the acquiring company owned approximately 100% of the target corporation stock upon completion of the transaction. For each company, Dillon Read calculated for each target corporation the premium paid for each share over the trading value of such share (1) one day prior to the transaction, (2) one week prior to the transaction and (3) four weeks prior to the transaction. Dillon Read then calculated the average of all premiums paid over the target corporation's trading price at each valuation date (calculated as a percentage of such share price). Applying such average premiums to the Company's trading value at each such valuation date, Dillon Read estimated a reference range of $14.37 to $15.63 per Share.

    The summary set forth above does not purport to be a complete description of either Dillon Read's analyses or presentations to the Special Committee. Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, Parent, Dillon Read and any other person assumes responsibility for their accuracy.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Dillon Read as the Special Committee's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated October 10, 1995 (the "Engagement Letter") between the Company and Dillon Read. The Engagement Letter provides, among other things, that the Company will pay to Dillon Read a fee equal to $500,000. In addition, the Company has agreed to reimburse Dillon Read for its reasonable out-of-pocket expenses, including reasonable legal expenses, and to indemnify Dillon Read against certain liabilities.

    The Special Committee selected Dillon Read as its financial advisor because Dillon Read is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

    Neither the Company nor any person acting on its behalf intends currently to employ, retain or compensate any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, directors, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Parent.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTION BY THE SUBJECT COMPANY.

    (a) Except as described in Item 3(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described under Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Certain Legal Proceedings.

    Between September 27 and October 2, 1995, Parent, the Company and the Company's directors were named as defendants in five actions (the "Underlying Actions") commenced in the Court of Chancery of the State of Delaware in and for New Castle County. The complaints in the Underlying Actions alleged, among other things, that (i) Parent's proposal was the product of unfair dealing inasmuch as defendants possess non-public information concerning the financial condition and prospects of the Company, (ii) Parent's proposed offer price of $14.00 cash per Share to be paid to the putative class members was inadequate and unfair and
(iii) the conduct of defendants constituted self-dealing in violation of their fiduciary duties to the putative class members.

    On October 24, 1995, an order was entered in each of the Underlying Actions
(1) consolidating the Underlying Actions for all purposes in one action (the "Consolidated Action"), (2) designating the complaint in action No. 14577 as the complaint in the Consolidated Action and (3) designating the law firms of Bernstein Litowitz Berger & Grossman; Wechsler Harwood Halebian & Feffer LLP; and Wolf Popper Ross Wolf & Jones, L.L.P. as plaintiffs' co-lead counsel and the law firms of Chimicles, Jacobsen & Tikellis and Rosenthal, Monhait, Gross & Goddess, P.A. as plaintiffs' Delaware co-liaison counsel.

    On November 1, 1995, plaintiffs' counsel agreed with Sullivan & Cromwell that such plaintiffs' counsel were prepared to negotiate a settlement if a price per Share of $15.25 were offered to the Company's stockholders.

    An agreement in principle has been reached with plaintiffs' counsel to settle the litigation based on Parent's increase of the Offer Price to $15.25. This settlement is subject to approval of the Court and confirmatory discovery.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1     --Offer to Purchase, dated November 9, 1995.
Exhibit 2     --Letter of Transmittal.
Exhibit 3     --Proxy Statement dated April 28, 1995 relating to SCOR U.S.
                Corporation's 1995 Annual Meeting of Stockholders.
Exhibit 4**   --Agreement and Plan of Merger, dated as of November 2, 1995 between SCOR U.S. Corporation, SCOR S.A. and SCOR Merger
                Sub Corporation.
Exhibit 5*    --Letter to Stockholders of SCOR U.S. Corporation dated
                November 9, 1995.
Exhibit 6     --Press Release issued by SCOR S.A. and SCOR U.S. Corporation on November 3, 1995.
Exhibit 7*    --Opinion of Dillon, Read & Co. Inc. dated November 2, 1995.
Exhibit 8     --Engagement Letter, dated October 10, 1995, between Dillon,
                Read & Co. Inc. and SCOR U.S. Corporation.
Exhibit 9     --Report of Dillion, Read & Co. Inc. to the Special
                Committee of the Board of Directors of SCOR U.S. Corporation dated November 2, 1995.
Exhibit 10    --Letter Agreement dated as of November 8, 1995 among
                SCOR S.A., SCOR U.S. Corporation and SCOR Merger Sub
                Corporation.
 ------------

 * Included in copies of this Schedule 14D-9 mailed to stockholders.

** Incorporated by reference from the Company's Report on Form 8-K, dated
   November 6, 1995.

                                SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SCOR U.S. CORPORATION

Dated: November 9, 1995
                                    By: /s/ JEROME KARTER
                                    ---------------------------------------
                                      JEROME KARTER
                                      President and Chief Executive Officer

                              EXHIBIT INDEX


EXHIBIT                                     DESCRIPTION                  PAGE
------------  -----------------------------------------------------      ----

Exhibit 1     --Offer to Purchase, dated November 9, 1995.
Exhibit 2     --Letter of Transmittal.
Exhibit 3     --Proxy Statement dated April 28, 1995 relating
                to SCOR U.S. Corporation's 1995 Annual Meeting of Stockholders.
Exhibit 4**   --Agreement and Plan of Merger, dated as of
                November 2, 1995 between SCOR U.S. Corporation, SCOR S.A. and SCOR Merger Sub Corporation.
Exhibit 5*    --Letter to Stockholders of SCOR U.S. Corporation
                dated November 9, 1995.
Exhibit 6     --Press Release issued by SCOR S.A. and SCOR U.S.
                Corporation on November 3, 1995.
Exhibit 7*    --Opinion of Dillon, Read & Co. Inc. dated
                November 2, 1995.
Exhibit 8     --Engagement Letter, dated October 10, 1995, between
                Dillon, Read & Co. Inc. and SCOR U.S. Corporation.
Exhibit 9     --Report of Dillion, Read & Co. Inc. to the Special
                Committee of the Board of Directors of SCOR U.S. Corporation dated November 2, 1995.
Exhibit 10    --Letter Agreement dated as of November 8, 1995
                among SCOR S.A., SCOR U.S. Corporation and SCOR Merger Sub Corporation.


------------

 * Included in copies of this Schedule 14D-9 mailed to stockholders.

** Incorporated by reference from the Company's Report on Form 8-K, dated
   November 6, 1995.